EL CAPITAN PRECIOUS METALS, INC.

5871 Honeysuckle Road

Prescott, Arizona 86305-3764

April 19, 2016

TRANSMITTED VIA EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: John Reynolds, Assistant Director

Re:	El Capitan Precious Metals, Inc. (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) Filed April 11, 2016 File No. 333-210686

Ladies and Gentlemen:

The undersigned respectfully requests that the Registration Statement be declared effective at 9:00 a.m., Washington, D.C. time, on April 20, 2016, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have questions or comments regarding this request, please call Kathleen Eick (612-672-8345) at Maslon LLP, legal counsel to the Company. The Company authorizes Ms. Eick to orally modify or withdraw this request for acceleration.

Sincerely,

EL CAPITAN PRECIOUS METALS, INC.

By:	/s/ Stephen J. Antol
Stephen J. Antol Chief Financial Officer